SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13d-2

(Amendment No. 1)*

CATALYST PHARMACEUTICAL PARTNERS, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14888U101

(CUSIP Number)

December 8, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888U101	13G/A	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON BioMarin Pharmaceutical Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,666,667
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 6,666,667
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,666,667
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 16.1%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 14888U101	13G/A	Page 3 of 6 Pages

Item 1.	(a)	Name of Issuer:

Catalyst Pharmaceutical Partners, Inc., a Delaware corporation (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

355 Alhambra Circle 1500
Coral Gables, Florida 33134

Item 2.	(a)	Name of Person Filing:

BioMarin Pharmaceutical Inc., a Delaware corporation

	(b)	Address of Principal Business Office:

105 Digital Drive
Novato, California 94949

	(c)	Citizenship:

Delaware

	(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (“Common Stock”)

	(e)	CUSIP Number:

14888U101

Item 3.	If this statement is filed pursuant to §240.13d-1(b), or §240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

	(f)	☐ An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

CUSIP No. 14888U101	13G/A	Page 4 of 6 Pages

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit
Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act
(15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount Beneficially Owned:

6,666,667*

	(b)	Percent of Class:

16.1%

	(c)	Number of shares as to which the person has:

		(i)	Sole power to vote or to direct the vote: 6,666,667

		(ii)	Shared power to vote or to direct the vote: 0

		(iii)	Sole power to dispose or to direct the disposition of: 6,666,667

		(iv)	Shared power to dispose or to direct the disposition of: 0

*

The shares of the Issuer’s Common Stock that are the subject of this Schedule 13G were acquired pursuant to the conversion by the Filing Person of a Convertible Promissory Note and Note Purchase Agreement, effective as of October 26, 2012 (the “Convertible Note”), on December 8, 2012. The number of shares issuable upon conversion of the Convertible Note was calculated by dividing the aggregate principal amount of the note, $5,000,000 by the “Conversion Price” in effect on the date of conversion. The Conversion Price on December 8, 2012 was $0.75 per share. Accordingly, the number of shares beneficially owned by BioMarin Pharmaceutical Inc. upon conversion is 6,666,667. The number of shares of Common Stock reflected in this Schedule 13G were calculated as of the close of trading on December 10, 2012 on the basis of information provided by the Issuer.

CUSIP No. 14888U101	13G/A	Page 5 of 6 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 14888U101	13G/A	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 10, 2012

BioMarin Pharmaceutical Inc.

By:	/s/ G. Eric Davis
Name:	G. Eric Davis
Title:	Senior Vice President, General Counsel and Secretary